February 1, 2012

By: EDGAR Transmission –

Correspondence Filing

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Atmos Energy Corporation
Form 10-K for the Fiscal Year ended September 30, 2011,
Filed November 22, 2011
File No. 1-10042

Dear Mr. Thompson:

We are responding to your letter dated January 24, 2012, commenting on our most recent Form 10-K filed with the Commission. We have keyed our responses to your comments by repeating below each comment contained in your letter, followed by our response to each such comment in bold print. We intend to comply with the comments in all future filings, as applicable.

Form 10-K for the Fiscal Year Ended September 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 39

Consolidated Results, page 41

1.

We note your disclosure that historically your regulated operations contributed 65 to 85 percent to your consolidated net income, with 81 and 83 percent for fiscal years 2010 and 2009, respectively. We also note that regulated operations contributed 104 percent to your consolidated net income for fiscal 2011 due in large part to the decline in asset optimization in your nonregulated segment. In the table on page 50, you disclose that asset optimization was ($3,424), $43,805 and $52,507 and the total realized margins were $75,401, $121,881 and $149,997, in each case for fiscal years 2011, 2010 and 2009, respectively. If you expect asset optimization revenues to contribute much less significantly to earnings and revenues going forward and for total nonregulated margins to be significantly less

Mr. William H. Thompson

United States Securities and Exchange Commission

February 1, 2012

than they have been historically, please revise your disclosure to discuss these trends, to the extent material. Refer to Item 303(a)(3)(ii) of Regulation S-K and SEC Interpretive Release No. 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

As noted in the table below, for each of the last three fiscal years, asset optimization margins constituted less than five percent of consolidated gross profit. Additionally, in fiscal 2009-2010, our nonregulated operations contributed, on average, 18 percent to consolidated net income. When fiscal 2011 results (which include two one-time impairment charges totaling $19.2 million, net of tax) are included, the three year average contribution from our nonregulated operations to net income is 11 percent.

Asset optimization margins as a percentage of consolidated gross profit:

	2011	2010	2009
	(000s, except as noted)
Asset optimization margins	$(3,424)	$43,805	$52,507
Consolidated gross profit	1,327,241	1,337,505	1,319,678
Asset optimization percentage	-0.3%	3.3%	4.0%

Nonregulated net income as a percentage of consolidated net income:

	2011	2010	2009
	(000s, except as noted)
Nonregulated net income	$(7,532)	$38,404	$33,115
Consolidated net income	207,601	205,839	190,978
Nonregulated net income percentage	-3.6%	18.7%	17.3%

At the time we filed our Annual Report on Form 10-K for the year ended September 30, 2011, although we anticipated that asset optimization margins would become less of a contributor to our consolidated net income, 1) we believed those activities would continue to constitute less than five percent of our consolidated gross profit and 2) we anticipated fiscal 2012 net income from nonregulated operations would approximate 13 percent of consolidated fiscal 2012 net income. Since both of these anticipated results did not materially differ from prior years, we reasonably believed a discussion of future trends was unnecessary.

Mr. William H. Thompson

United States Securities and Exchange Commission

February 1, 2012

However, results for our nonregulated operations for the first quarter of fiscal 2012 were adversely affected by lower than expected natural gas prices, and lower than expected delivered gas sales volumes due to unseasonably warm weather, particularly in December 2011, and a lack of basis differentials. As a result, we now anticipate results from our nonregulated operations will be more consistent with those of fiscal 2011, excluding the impact of the aforementioned impairment charges in fiscal 2011. In future filings, beginning with our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011, we will address these developments and will expand our discussion and analysis to discuss trends that we reasonably expect will impact our nonregulated operations for the remainder of fiscal 2012 and beyond.

Nonregulated Segment, page 48

2.	We note your disclosure that the decrease in realized asset optimization margins is attributable to the unfavorable impact of weak natural gas market fundamentals. Given the significance of the decrease in gross profit of the segment, please revise to describe the weak fundamentals in detail and the specific factors that caused the decrease.

The decrease in realized asset optimization margins between fiscal 2010 and fiscal 2011 reflects the adverse impact of weak natural gas fundamentals. Historically high natural gas storage levels caused by increased domestic natural gas production and lower demand due to weak economic conditions have reduced price volatility and have compressed spot to forward spread values and basis differentials over the last 18 months. These market conditions have reduced the gross profit Atmos Energy Holdings (AEH) can earn from its asset optimization activities and has caused AEH to rely more on capturing trading gains in the daily cash market. During fiscal 2011, the fees paid for AEH’s storage capacity exceeded the gross profit earned from trading gains captured in the daily cash market. In the prior year, asset optimization margins reflected the realization during the first and second fiscal quarters of fiscal 2010 arbitrage spreads that were captured during fiscal 2009, when spot to forward spread values were wider. As spot to forward spread values narrowed during the second half of fiscal 2010, we were able to earn larger trading gains in the daily cash market compared with the current year.

Mr. William H. Thompson

United States Securities and Exchange Commission

February 1, 2012

In future filings, beginning with our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011, we will expand our discussion and analysis to include a more detailed discussion of the natural gas fundamentals that are impacting the results of our nonregulated operations.

Atmos Energy Corporation acknowledges that (i) we are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments on this letter, please direct them to our Controller, Chris Forsythe at (972) 855-3214, or in his absence, to our Chief Financial Officer, Fred E. Meisenheimer, at (972) 855-3231. Thank you for your attention.

Sincerely,

/s/ LOUIS P. GREGORY

Louis P. Gregory

Senior Vice President and General Counsel

cc:	Ms. Yolanda Guobadia,

U.S. Securities and Exchange Commission

Ms. Catherine Brown,

U.S. Securities and Exchange Commission